January 19, 2024

By EDGAR submission

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Keira Nakada and Rufus Decker

Re: Rentokil Initial plc

Form 20-F for the Fiscal Year Ended December 31, 2022

Response dated January 19, 2024

File No. 001-41524

Dear Keira Nakada and Rufus Decker,

This letter is to confirm our telephone conversation through counsel with you on January 18, 2024 regarding our request for an extension of time to respond to your comment letter dated December 20, 2023. We are working expeditiously to respond to the comment letter. However, as discussed, we require additional time to prepare a response. As a result, we respectfully request that you allow us to submit our response by January 26, 2024.

If you have any questions about this response or require additional information, please contact me at stuart.ingall-tombs@rentokil-initial.com.

Sincerely yours,

Rentokil Initial plc

By:	/s/ Stuart Ingall-Tombs
Name: Stuart Ingall-Tombs
Title: Chief Financial Officer

cc:	Pamela Marcogliese, Freshfields Bruckhaus Deringer US LLP Ethan Magid, Freshfields Bruckhaus Deringer LLP